Atlassian Announces Second Quarter Fiscal Year 2021 Results
Quarterly revenue of $501 million, up 23% year-over-year
Quarterly subscription revenue of $311 million, up 36% year-over-year
Quarterly IFRS operating margin of 6% and non-IFRS operating margin of 29%
Quarterly cash flow from operations of $200 million and free cash flow of $180 million
SAN FRANCISCO (January 28, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal year 2021 ended December 31, 2020 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q2fy21. The shareholder letter will also be posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“Our Q2 results reflect steady progress towards our long-term goals as we crossed $500 million in quarterly revenue for the first time, up 23% year-over-year, and drove subscription revenue growth of 36% year-over-year,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “Total customers rose to 194,000, an increase of over 11,600 during the quarter. This increase is a new record illustrating our progress and commitment to continuous customer innovation in the cloud.”
“Through the strength of our cloud platform, we’re delivering customers powerful new products like Jira Service Management, which unleashes the potential of technical teams in the ITSM market,“ said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “This is one example of the value we deliver to organizations large and small across the Fortune 500,000 to power their most mission-critical workflows. We’re excited to continue that momentum in the second half of fiscal year 2021.”

Second Quarter Fiscal Year 2021 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $501.4 million for the second quarter of fiscal year 2021, up 23% from $408.7 million for the second quarter of fiscal year 2020.
•Operating Income and Operating Margin: Operating income was $27.7 million for the second quarter of fiscal year 2021, compared with operating income of $41.8 million for the second quarter of fiscal year 2020. Operating margin was 6% for the second quarter of fiscal year 2021, compared with 10% for the second quarter of fiscal year 2020.
•Net Income (Loss) and Net Income (Loss) Per Diluted Share: Net loss was $621.5 million for the second quarter of fiscal year 2021, compared with net income of $124.1 million for the second quarter of fiscal year 2020. Net loss per diluted share was $2.49 for the second quarter of fiscal year 2021, compared with net income per diluted share of $0.49 for the second quarter of fiscal year 2020.
Net loss for the second quarter of fiscal year 2021 included a charge of $539.1 million recorded in “other non-operating income (expense), net,” compared with a gain of $106.4 million in the second quarter of fiscal year 2020 relating to Atlassian’s exchangeable senior notes and related capped calls. Of this amount, a loss of $440.4 million is related to marking to fair value the exchange feature of these notes and related capped calls, that remain outstanding as of quarter end, and in addition, a net loss of $98.7 million is related to the net impact of repurchasing a portion of the notes and unwinding of the related capped calls during this quarter. Further, Atlassian took an $87.3 million charge related to accelerated amortization of the unamortized notes discount and issuance costs.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the second quarter of fiscal year 2021 totaled $1.8 billion.
During the second quarter of fiscal year 2021, the company used $671.5 million in cash to repurchase a portion of its outstanding notes in privately negotiated transactions and received $72.8 million in cash from the unwinding of the related capped calls. The net impact resulted in cash outflows of $598.7 million, which is reflected in cash used in financing activities on our statement of cash flows.

On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $143.2 million for the second quarter of fiscal year 2021, compared with operating income of $125.4 million for the second quarter of fiscal year 2020. Operating margin was 29% for the second quarter of fiscal year 2021, compared with 31% for the second quarter of fiscal year 2020.
•Net Income and Net Income Per Diluted Share: Net income was $95.3 million for the second quarter of fiscal year 2021, compared with net income of $93.9 million for the second quarter of fiscal year 2020. Net income per diluted share was $0.37 for the second quarter for both fiscal year 2021 and 2020.
•Free Cash Flow: Cash flow from operations was $200.5 million and free cash flow was $179.8 million for the second quarter of fiscal year 2021. Free cash flow margin for the second quarter of fiscal year 2021 was 36%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Jira Service Management Launch: In November 2020, Atlassian introduced Jira Service Management, its cloud-based end-to-end IT service management (ITSM) solution. The line between IT and software development is blurring, and Jira is the only solution that brings software and IT operations teams together on a unified platform. Jira Service Management integrates several capabilities into one holistic solution including: service desk; workflow management; incident management; real-time-communications; and asset and configuration management. By serving IT teams, Atlassian more than doubles its addressable opportunity with technical teams from 45 million software team members to 100 million technical workers.
•Cloud Customer Migration Announcement: In October 2020, Atlassian took the next step in its multi-year cloud journey by announcing changes to its on-premises offerings. Atlassian announced the end of new server license sales beginning February 2, 2021, and the end of support for all server products as of February 2, 2024. In conjunction with this announcement, Atlassian introduced a robust migration program, including tools, incentives, and customer support. For data center customers, Atlassian announced new capabilities and integrations that make it easier for cloud and data center products to work together.
•Sustainability Annual Report and Net-Zero Commitment: In December 2020, Atlassian released its second annual sustainability report, announcing the achievement of operating on 100% renewable energy. Atlassian also made the commitment to achieve net-zero emissions by 2050 in line with the Paris Agreement and the company’s commitment to the Business Ambition for 1.5°C campaign. These goals have been approved by the Science Based Targets Initiative Steering Committee.
•Customer Growth: Atlassian ended its second quarter of fiscal year 2021 with a total customer count, on an active subscription or maintenance agreement basis, of 194,334. Atlassian added a record 11,617 net new customers during the quarter.
•Atlassian Team 2021: Atlassian will hold its premier customer event on April 28th and 29th as a virtual conference. Team 2021 is the ultimate digital experience for developers, creators, and innovators of every industry. General information on Team 2021 can be found at https://www.atlassian.com/company/events/team.
Financial Targets:
Atlassian is providing its financial targets for the third quarter of fiscal year 2021. The company’s financial targets are as follows:
Third Quarter Fiscal Year 2021:
•Total revenue is expected to be in the range of $475 million to $490 million.
•Gross margin is expected to be approximately 82% on an IFRS basis and approximately 84% on a non-IFRS basis.
•Operating margin is expected to be approximately (7%) on an IFRS basis and approximately 16% on a non-IFRS basis.

•Net loss per diluted share is expected to be in the range of ($0.15) to ($0.14) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.20 to $0.21 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 250 million to 252 million shares when calculating diluted IFRS net loss per share and in the range of 255 million to 257 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s second quarter fiscal year 2021 shareholder letter dated January 28, 2021.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q2fy21, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, January 28, 2021 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 6576384). International callers, please dial 1-416-621-4642 (access code 6576384).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 194,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam & Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, environmental goals, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Revenues:
Subscription	$310,675	$228,684	$588,639	$429,779
Maintenance	131,276	116,877	258,970	226,948
Perpetual license	22,124	29,051	44,261	53,795
Other	37,284	34,113	68,995	61,593
Total revenues	501,359	408,725	960,865	772,115
Cost of revenues (1) (2)	79,482	65,761	153,166	128,040
Gross profit	421,877	342,964	807,699	644,075
Operating expenses:
Research and development (1) (2)	241,064	172,420	473,299	348,302
Marketing and sales (1) (2)	77,151	69,263	147,437	137,306
General and administrative (1)	75,949	59,440	147,318	121,181
Total operating expenses	394,164	301,123	768,054	606,789
Operating income	27,713	41,841	39,645	37,286
Other non-operating income (expense), net	(545,749)	104,214	(572,020)	186,449
Finance income	2,112	8,100	4,702	17,212
Finance costs	(91,448)	(12,364)	(104,023)	(24,691)
Income (loss) before income tax expense	(607,372)	141,791	(631,696)	216,256
Income tax expense	(14,156)	(17,717)	(11,386)	(22,862)
Net income (loss)	$(621,528)	$124,074	$(643,082)	$193,394
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(2.49)	$0.51	$(2.59)	$0.79
Diluted	$(2.49)	$0.49	$(2.59)	$0.77
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	249,188	244,203	248,601	243,497
Diluted	249,188	250,960	248,601	250,950
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Cost of revenues	$6,801	$4,407	$12,057	$9,119
Research and development	73,085	45,978	134,536	94,917
Marketing and sales	11,666	10,874	18,450	21,505
General and administrative	16,140	9,179	28,380	22,193
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Cost of revenues	$5,413	$9,173	$10,832	$17,661
Research and development	42	42	83	83
Marketing and sales	2,317	3,925	4,616	7,611

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	December 31, 2020	June 30, 2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,251,715	$1,479,969
Short-term investments	534,498	676,072
Trade receivables	157,543	112,019
Tax receivables	2,582	1,509
Derivative assets	263,622	327,487
Prepaid expenses and other current assets	54,653	46,730
Total current assets	2,264,613	2,643,786
Non-current assets:
Property and equipment, net	103,861	97,648
Deferred tax assets	50,024	35,351
Goodwill	686,858	645,140
Intangible assets, net	123,759	129,690
Right-of-use assets, net	204,004	217,683
Other non-current assets	128,071	124,774
Total non-current assets	1,296,577	1,250,286
Total assets	$3,561,190	$3,894,072
Liabilities
Current liabilities:
Trade and other payables	$189,345	$202,570
Tax liabilities	27,727	19,583
Provisions	22,986	14,291
Deferred revenue	652,330	573,813
Lease obligations	39,297	34,743
Derivative liabilities	1,418,559	1,284,596
Exchangeable senior notes, net	735,660	889,183
Total current liabilities	3,085,904	3,018,779
Non-current liabilities:
Deferred tax liabilities	43,652	31,304
Provisions	10,631	9,493
Deferred revenue	33,951	27,192
Lease obligations	215,566	229,825
Other non-current liabilities	2,346	2,173
Total non-current liabilities	306,146	299,987
Total liabilities	3,392,050	3,318,766
Equity
Share capital	24,963	24,744
Share premium	461,002	459,892
Other capital reserves	1,324,489	1,130,918
Other components of equity	118,160	76,144
Accumulated deficit	(1,759,474)	(1,116,392)
Total equity	169,140	575,306
Total liabilities and equity	$3,561,190	$3,894,072

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Operating activities
Income (loss) before income tax expense	$(607,372)	$141,791	$(631,696)	$216,256
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:
Depreciation and amortization	13,807	17,753	27,218	34,410
Depreciation of right-of-use assets	9,378	8,869	18,592	17,227
Loss (gain) on sale of investments, disposal of assets and other	51	(217)	299	(264)
Net unrealized loss on investments	750	—	750	—
Interest expense	3,594	3,516	6,996	7,099
Net unrealized foreign currency loss	4,874	3,183	10,441	946
Share-based payment expense	107,692	70,438	193,423	147,734
Net loss (gain) on exchange derivative and capped call transactions	539,102	(106,423)	566,598	(188,526)
Amortization of debt discount and issuance cost	87,854	8,848	97,027	17,590
Interest income	(2,112)	(8,099)	(4,702)	(17,211)
Changes in assets and liabilities:
Trade receivables	(37,145)	(24,276)	(45,523)	(41,113)
Prepaid expenses and other assets	4,057	2,227	(7,361)	(6,370)
Trade and other payables, provisions and other non-current liabilities	32,823	26,320	(14,561)	(5,509)
Deferred revenue	61,297	77,223	83,933	108,779
Interest received	3,298	7,591	7,454	16,270
Income tax paid, net	(21,486)	(10,379)	(28,961)	(12,762)
Net cash provided by operating activities	200,462	218,365	279,927	294,556
Investing activities
Business combinations, net of cash acquired	(9,700)	(37,168)	(42,164)	(37,983)
Purchases of property and equipment	(9,548)	(7,010)	(17,365)	(13,123)
Purchases of investments	(36,013)	(263,122)	(69,265)	(586,878)
Proceeds from maturities of investments	120,627	70,569	195,304	193,018
Proceeds from sales of investments	40,607	82,942	47,694	141,961
Increase in restricted cash	(2,162)	—	(2,162)	—
Payment of deferred consideration	—	—	(185)	—
Net cash provided by (used in) investing activities	103,811	(153,789)	111,857	(303,005)
Financing activities
Proceeds from exercise of share options	225	331	1,147	986
Payments of lease obligations	(11,139)	(9,357)	(22,235)	(17,027)
Payment of issuance costs for credit facility	(4,445)	—	(4,445)	—
Interest paid	(3,294)	(3,125)	(3,294)	(3,125)
Repayment of exchangeable senior notes	(671,489)	—	(671,497)	—
Proceeds from settlement of capped call transactions	72,776	—	72,776	—
Net cash used in financing activities	(617,366)	(12,151)	(627,548)	(19,166)
Effect of exchange rate changes on cash and cash equivalents	4,546	109	7,510	(1,101)
Net increase (decrease) in cash and cash equivalents	(308,547)	52,534	(228,254)	(28,716)
Cash and cash equivalents at beginning of period	1,560,262	1,187,191	1,479,969	1,268,441
Cash and cash equivalents at end of period	$1,251,715	$1,239,725	$1,251,715	$1,239,725

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Gross profit
IFRS gross profit	$421,877	$342,964	$807,699	$644,075
Plus: Share-based payment expense	6,801	4,407	12,057	9,119
Plus: Amortization of acquired intangible assets	5,413	9,173	10,832	17,661
Non-IFRS gross profit	$434,091	$356,544	$830,588	$670,855
Operating income
IFRS operating income	$27,713	$41,841	$39,645	$37,286
Plus: Share-based payment expense	107,692	70,438	193,423	147,734
Plus: Amortization of acquired intangible assets	7,772	13,140	15,531	25,355
Non-IFRS operating income	$143,177	$125,419	$248,599	$210,375
Net income
IFRS net income (loss)	$(621,528)	$124,074	$(643,082)	$193,394
Plus: Share-based payment expense	107,692	70,438	193,423	147,734
Plus: Amortization of acquired intangible assets	7,772	13,140	15,531	25,355
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	626,956	(97,575)	663,625	(170,936)
Less: Income tax effects and adjustments	(25,581)	(16,182)	(57,415)	(31,645)
Non-IFRS net income	$95,311	$93,895	$172,082	$163,902
Net income per share
IFRS net income (loss) per share - diluted	$(2.49)	$0.49	$(2.59)	$0.77
Plus: Share-based payment expense	0.44	0.28	0.78	0.59
Plus: Amortization of acquired intangible assets	0.04	0.05	0.07	0.10
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	2.48	(0.39)	2.63	(0.68)
Less: Income tax effects and adjustments	(0.10)	(0.06)	(0.21)	(0.13)
Non-IFRS net income per share - diluted	$0.37	$0.37	$0.68	$0.65
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	249,188	250,960	248,601	250,950
Plus: Dilution from share options and RSUs (1)	5,357	—	5,457	—
Weighted-average shares used in computing diluted non-IFRS net income per share	254,545	250,960	254,058	250,950
Free cash flow
IFRS net cash provided by operating activities	$200,462	$218,365	$279,927	$294,556
Less: Capital expenditures	(9,548)	(7,010)	(17,365)	(13,123)
Less: Payments of lease obligations	(11,139)	(9,357)	(22,235)	(17,027)
Free cash flow	$179,775	$201,998	$240,327	$264,406

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending March 31, 2021
Revenue	$475 million to $490 million

IFRS gross margin	82%
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	84%

IFRS operating margin	(7%)
Plus: Share-based payment expense	21
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	16%

IFRS net loss per share - diluted	($0.15) to ($0.14)
Plus: Share-based payment expense	0.39
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.03
Less: Income tax effects and adjustments	(0.10)
Non-IFRS net income per share - diluted	$0.20 to $0.21

Weighted-average shares used in computing diluted IFRS net loss per share	250 million to 252 million
Dilution from share options and RSUs (1)	5 million
Weighted-average shares used in computing diluted non-IFRS net income per share	255 million to 257 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending March 31, 2021 because the effect would be anti-dilutive.